FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

13 August 2007 - Fortis, RBS and Santander Announcement

Fortis,   RBS  and  Santander  (the  "Banks")   announce  that  their  aggregate
shareholding  in ABN AMRO has been  increased to 3.25% of voting rights  through market  purchases  on Friday 10 August  and Monday 13 August of a total of 40.76 million ABN AMRO ordinary shares at an average price of €33.81.

The Banks may make  further  purchases  of ABN AMRO shares  within the limits of qualifying interest criteria determined by regulators.

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Important Information

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the
Supervision of the Securities Trade 1995.

In  connection  with  the  offer  for ABN  AMRO,  RBS has  filed  with  the U.S.
Securities and Exchange Commission (the "SEC") a Registration  Statement on Form
F-4, which includes a preliminary version of the prospectus,  and the Banks have filed with the SEC a Tender Offer  Statement  on Schedule TO and other  relevant materials.  The Form F-4 has not yet become  effective.  INVESTORS  ARE URGED TO
READ  ANY  DOCUMENTS   REGARDING  THE  OFFER  BECAUSE  THEY  CONTAIN   IMPORTANT
INFORMATION.  Investors may obtain a copy of such documents  without charge,  at the  SEC's  website  (http://www.sec.gov/).  Copies  of all  documents  filed in connection with the offer may also be obtained from each Bank, without charge.

This communication  shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction  in which such offer,  solicitation or sale would be unlawful prior to  registration  or  qualification  under  the  securities  laws  of  any  such jurisdiction. This press release is not an offer of securities for sale into the
United  States.  No offering of  securities  shall be made in the United  States except  pursuant  to  registration  under the U.S.  Securities  Act of 1933,  as amended, or an exemption therefrom.

Forward-Looking Statements

This  announcement   includes  certain   "forward-looking   statements".   These
statements are based on the current  expectations of the Banks and are naturally subject to  uncertainty  and changes in certain  circumstances.  Forward-looking statements  include  any  synergy  statements  and,  without  limitation,  other
statements   typically   containing   words   such  as   "intends",   "expects",
"anticipates",  "targets",  "plans", "estimates" and words of similar import. By their nature,  forward-looking  statements involve risk and uncertainty  because they relate to events and depend on circumstances that will occur in the future.
There are a number of factors that could cause actual  results and  developments to differ  materially  from those  expressed or implied by such  forward-looking statements.  These  factors  include,  but are not limited to, the presence of a competitive  offer for ABN AMRO,  whether  the Banks and ABN AMRO enter into any definitive  agreement  with respect to the  potential  acquisition  of ABN AMRO, satisfaction  of any conditions to the offer,  including the receipt of required regulatory and anti-trust  approvals,  the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the offer (including  anticipated  synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially  delayed or more costly or difficult than expected,  as well as additional factors,  such as changes  in  economic  conditions,  changes  in the  regulatory  environment, fluctuations  in interest  and exchange  rates,  the outcome of  litigation  and government  actions.  Other unknown or unpredictable  factors could cause actual results to differ materially from those in the forward-looking  statements. None
of  the  Banks   undertake  any   obligation   to  update   publicly  or  revise
forward-looking  statements,  whether  as a result  of new  information,  future events or otherwise, except to the extent legally required.

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Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht,  Netherlands;  Fortis S.A./N.V.,
Rue Royale 20, 1000 Brussels, Belgium

The Royal Bank of Scotland  Group plc, Head Office,  Gogarburn,  Edinburgh  EH12
1HQ, UK. Registered Office, 36 St Andrew Square,  Edinburgh EH2 2YB.  Registered
in Scotland No 45551

Banco  Santander  Central  Hispano,  S.A.,  Ciudad Grupo  Santander,  Avenida de
Cantabria, s/n, 28660 Boadilla del Monte, Madrid, Spain

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 August, 2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat